Exhibit (h)(4)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between IVY INVESTMENT MANAGEMENT COMPANY (hereinafter called “IICO”), Waddell & Reed Services Company, doing business as WI Services Company (WISC), and Ivy NextShares (the “Trust”) on behalf of each series of the Trust set forth below (each a “Fund” and, collectively, the “Funds”).

WHEREAS, Ivy NextShares, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an actively managed exchange-traded product of the series type, and each Fund is a series of Ivy NextShares; and

WHEREAS, IICO and WISC have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which each Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1	Applicable Reimbursement Level and Term of Reimbursement. For the period from October 17, 2016 through October 31, 2017, IICO and/or WISC agrees to reimburse sufficient management and/or accounting and administrative services fees to cap the total annual ordinary operating expenses for each Fund set forth below at the level in the following table (the “Reimbursement Amount”):

Fund
Ivy Focused Growth NextShares	0.78%
Ivy Focused Value NextShares	0.78%
Ivy Energy NextShares	0.95%

1.2	Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Fund may offset the appropriate Reimbursement Amount against the management and/or accounting and administrative services fees payable under the Investment Management Agreement and/or the Accounting and Administrative Services Agreement. Alternatively, the Reimbursement Amount shall be paid directly by IICO and/or WISC. Such offset shall be taken, or such direct payment shall be paid, two times per year within 30 days following the date of a Fund’s applicable semi-annual or annual reporting period.

2.	Termination and Effectiveness of Agreement.

2.1	Termination. This Agreement shall terminate with respect to the applicable Fund upon termination of the Fund’s Investment Management Agreement and/or the Accounting and Administrative Services Agreement or on October 31, 2017, whichever comes first.

2.2	Effectiveness. This Agreement shall be effective October 17, 2016.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2	Interpretation. Nothing contained herein shall be deemed to require Ivy NextShares or a Fund to take any action contrary to the Ivy NextShares Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of Ivy NextShares of its responsibility for and control of the conduct of the affairs of Ivy NextShares or each Fund.

3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the Investment Management Agreement, the Accounting and Administrative Services Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Management Agreement, the Accounting and Administrative Services Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of September 1, 2016.

IVY NEXTSHARES

By:	/s/ Wendy J. Hills
Wendy J. Hills, Vice President

IVY INVESTMENT MANAGEMENT COMPANY

By:	/s/ Philip J. Sanders
Philip J. Sanders, President

WADDELL & REED SERVICES COMPANY

By:	/s/ Brent K. Bloss
Brent K. Bloss, Senior Vice President